Exhibit 99.1

FOR IMMEDIATE RELEASE	May 5, 2015

Micromem: Featured on CEO Clips on The Documentary Channel

Toronto, New York, May 5, 2015: Micromem Technologies Inc. (“the Company”) (“Micromem”) (CSE: MRM, OTCQX: MMTIF) is pleased to announce CEO Clips, a series which profiles the most innovative publicly traded companies in North America, will feature Micromem on The Documentary Channel beginning May 11th to 24th, Monday through Friday, throughout the day and evenings. It can also be viewed online via this link: http://www.b-tv.com/micromem-technologies-ceo-clip/ and our website http://micromeminc.com/media/.

In addition it will be posted on these financial portals: In addition it will be posted on these financial portals: BNN.ca Finance, Canadian Business Journal, German Financial Portal, Thomson Reuters Insider Network, MSN Money , Stockhouse, YouTube, Blinkx , as well as on CEO Clips.

About The Documentary Channel:
“Documentary is a digital television station devoted to showing the best documentaries from Canada and around the world. With its special emphasis on feature length films, watching Documentary is like having a cinema in your own living room, showing award winning films twenty-four hours a day, seven days a week.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.comwww.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.
Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 191,995,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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